Exhibit 99.1

Four Seasons Education Reports Third Quarter of Fiscal Year 2018 Unaudited Financial Results

SHANGHAI, January 16, 2018 (PRNewswire) – Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE:FEDU), a leading after-school math education service provider for elementary school students in Shanghai, today announced its unaudited financial results for the third quarter of fiscal year 2018, ended November 30, 2017.

Third Quarter Fiscal 2018 Financial and Operational Highlights:

•	Revenue increased by 45.6% to RMB87.2 million (US$13.2 million) from RMB59.9 million in the same period of last year.
•	Gross profit increased by 56.5% to RMB57.1 million (US$8.6 million), from RMB36.5 million in the same period of last year. Gross margin was 65.4%, compared with 60.9% in the same period of last year.
•	Operating income increased by 9.9% to RMB21.6 million (US$3.3 million), from RMB19.7 million in the same period of last year.
•	Adjusted operating income(1) (non-GAAP) increased by 34.5% to RMB27.9 million (US$4.2 million) from RMB20.8 million in the same period of last year.
•	Net income reached RMB10.7 million (US$1.6 million), an increase of 10.9% from RMB9.6 million in the same period of last year.
•

Adjusted net income(2) (non-GAAP) increased by 58.6% to RMB17.0 million (US$2.6 million) from RMB10.7 million in the same period of last year. Adjusted net margin(3) (non-GAAP) was 19.5%, compared with 17.9% in the same period of last year.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders was RMB0.27 (US$0.04) and RMB0.26 (US$0.04), respectively, compared with RMB0.25 and RMB0.24, respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders (non-GAAP) was RMB0.46 (US$0.07) and RMB0.44 (US$0.07), respectively, compared with RMB0.29 and RMB0.28, respectively, for the same period of last year.

•	Number of learning centers reached 33 as of November 30, 2017, compared to 25 as of November 30, 2016.
•	Total student enrollment(4) reached 50,221, up 9.0% from 46,080 during the same period of last year.

(1) Adjusted operating income is defined as operating income excluding share-based compensation expenses.
(2) Adjusted net income is defined as net income excluding share-based compensation expenses and fair value change of warrants.
(3) Adjusted net margin is defined as adjusted net income divided by revenue.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

“We are pleased to report strong financial and operating results for our first fiscal quarter as an NYSE-listed public company,” said Mr. Peiqing Tian, Chairman and Chief Executive Officer of Four Seasons Education. “In particular, we are delighted to reverse the student enrollment trend from the first half of fiscal 2018 by achieving a 9.0% year-over-year growth in total student enrollment during the quarter. This growth was primarily driven by the expansion of our middle school program and non-math subjects recently launched to further diversify our program offerings. Thanks to our dedication to the after-school education market in Shanghai, we have built Four Seasons Education into a trusted brand for primary school math education and have expanded operations to five other cities in China.

“Along with our growth and development, we have remained steadfast in our commitment to providing the highest quality educational services to our students,” continued Mr. Tian. “In essence, we believe that mathematics plays a critical role in shaping logic and reasoning and can profoundly benefit students’ academic, career and life prospects. We are dedicated to cultivating our students’ interest in math and enhancing their cognitive and logic abilities, therefore better prepare them for future development.

“Finally, to demonstrate our commitment to delivering value to our shareholders, we are pleased to declare an approximately US$20 million dividend payment, ” concluded Mr. Tian.

Ms. Yi (Joanne) Zuo, Director and Chief Financial Officer of Four Seasons Education, commented, “We delivered excellent results in the third quarter with revenue increasing by 45.6% year-over-year to RMB87.2 million and adjusted net income increasing by 58.6% from the same period of last year to RMB17.0 million. Driven by strong student enrollment growth, we also saw accelerated revenue growth on a year-over-year basis compared with the previous quarter, and we are confident to maintain the positive trend in the next quarter. In addition, our gross margin reached 65.4% in the third quarter, a 450 basis point expansion from the same period last year, as we continued to benefit from high learning center utilization. Looking forward, we will maintain our focus on program expansion in terms of grade levels and subjects to meet the significant and ever-growing demand for the after-school education. Coupled with our personalized proprietary curricula and experienced faculty team, we are committed to delivering high-quality educational services to our students with a superior learning experience and outstanding academic results.”

Third Quarter Fiscal 2018 Financial Results

Revenue increased by 45.6% to RMB87.2 million (US$13.2 million) for the third quarter of fiscal year 2018 from RMB59.9 million in the same period of last year, primarily due to increased revenue contribution from the Ivy Program, development of the middle school and non-math programs as well as the expansion of the physical learning center network.

Cost of revenue increased by 28.8% to RMB30.2 million (US$4.6 million) for the third quarter of fiscal year 2018 from RMB23.4 million in the same period of last year, primarily attributable to costs associated with the increase in staff and rental costs.

Gross profit increased by 56.5% to RMB57.1 million (US$8.6 million) for the third quarter of fiscal year 2018 from RMB36.5 million in the same period of last year. Gross margin was 65.4% for the third quarter of fiscal year 2018, compared with 60.9% in the same period of last year.

General and administrative expenses increased by 130.2% to RMB25.6 million (US$3.9 million) for the third quarter of fiscal year 2018 from RMB11.1 million in the same period of last year, primarily attributable to share-based compensation expense of RMB5.9 million and the listing expenses in connection with the Company’s initial public offering, as well as an increase in compensation and rental costs associated with the relocation of our headquarters.

Sales and marketing expenses increased by 73.3% to RMB9.8 million (US$1.5 million) for the third quarter of fiscal year 2018 from RMB5.7 million in the same period of last year, primarily due to the increase in expenses related to promotional activities for the new course offerings and new centers to be opened and share-based compensation expense of sales and marketing staff.

Operating income increased by 9.9% to RMB21.6 million (US$3.3 million) for the third quarter of fiscal year 2018 from RMB19.7 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, increased by 34.5% to RMB27.9 million (US$4.2 million) for the third quarter of fiscal year 2018 from RMB20.8 million in the same period of last year.

Net interest income increased by 21.0% to RMB1.4 million (US$0.2 million) for the third quarter of fiscal year 2018 from RMB1.2 million in the same period of last year.

Income tax expenses increased by 13.1% to RMB12.3 million (US$1.9 million) for the third quarter of fiscal year 2018 from RMB10.9 million in the same period of last year. The increase was primarily due to improved profitability in the third quarter of fiscal 2018.

Net income reached RMB10.7 million (US$1.6 million) during the third quarter of fiscal year 2018, up 10.9% from RMB9.6 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of warrants, increased by 58.6% to RMB17.0 million (US$2.6 million) from RMB10.7 million in the same period of last year. Adjusted net margin was 19.5%, compared with 17.9% in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.27 (US$0.04) and RMB0.26 (US$0.04), respectively, compared with RMB0.25 and RMB0.24, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.46 (US$0.07) and RMB0.44 (US$0.07), respectively, compared with RMB0.29 and RMB0.28, respectively, for the same period of last year.

Cash and cash equivalents. As of November 30, 2017, the Company had cash and cash equivalents of RMB925.4 million (US$140.0 million), an increase of 300.7% compared with RMB231.0 million as of February 28, 2017.

Shares Outstanding

As of January 16, 2018, the Company had a total of 24,026,591 ordinary shares outstanding, or 48,053,182 ADSs. Each two ADSs represent one ordinary share.

First Nine Months Fiscal 2018 Financial Results

Revenue increased by 50.3% to RMB233.4 million (US$35.3 million) for the first nine months of fiscal year 2018 from RMB155.2 million in the same period of last year, primarily due to increased revenue contribution from the Ivy Program and the expansion of the physical learning center network.

Cost of revenue increased by 23.8% to RMB79.9 million (US$12.1 million) for the first nine months of fiscal year 2018 from RMB64.6 million in the same period of last year, primarily attributable to costs associated with the increase in teachers compensation and rental costs.

Gross profit increased by 69.2% to RMB153.4 million (US$23.2 million) for the first nine months of fiscal year 2018 from RMB90.7 million in the same period of last year. Gross margin was 65.7% for the first nine months of fiscal year 2018, compared with 58.4% in the same period of last year.

General and administrative expenses increased by 155.7% to RMB68.7 million (US$10.4 million) for the first nine months of fiscal year 2018 from RMB26.9 million in the same period of last year, primarily attributable to share-based compensation expense and the listing expenses in connection with the Company’s initial public offering.

Sales and marketing expenses increased by 270.5% to RMB24.9 million (US$3.8 million) for the first nine months of fiscal year 2018 from RMB6.7 million in the same period of last year.

Operating income increased by 4.8% to RMB59.8 million (US$9.1 million) for the first nine months of fiscal year 2018 from RMB57.1 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, increased by 29.7% to RMB77.0 million (US$11.6 million) for the first nine months of fiscal year 2018 from RMB59.4 million in the same period of last year.

Net interest income increased by 44.5% to RMB3.4 million (US$0.5 million) for the first nine months of fiscal year 2018 from RMB2.4 million in the same period of last year.

Income tax expenses increased by 60.0% to RMB25.8 million (US$3.9 million) for the first nine months of fiscal year 2018 from RMB16.1 million in the same period of last year.

Net income increased by 178.2% to RMB39.2 million (US$5.9 million) during the first nine months of fiscal year 2018, compared with RMB14.1 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of warrants, was RMB56.3 million (US$8.5 million) during the first nine months of fiscal year 2018, compared with RMB44.8 million in the same period of last year. Adjusted net margin was 24.1%, compared with 28.9% in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders was RMB1.03 (US$0.16) and RMB0.97 (US$0.15), respectively, compared with RMB0.39 and RMB0.39, respectively, for the same period of last year. Adjusted basic and diluted net income per ADS attributable to ordinary shareholders was RMB1.61 (US$0.24) and RMB1.52 (US$0.23), respectively, compared with RMB1.49 and RMB1.46, respectively, for the same period of last year.

Business Outlook

For the fourth quarter of fiscal 2018, the Company expects to generate revenue in the range of RMB71 million to RMB73 million, representing year-over-year growth of approximately 48% to 52%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on January 16, 2018 (9:00 PM Beijing/Hong Kong time on January 16, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until January 23, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10115745

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading after-school math education service provider for elementary school students in Shanghai. The Company’s vision is to unlock students’ intellectual potential through high quality and effective math education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math, and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China. Over the years, the quality of the Company’s education services has been demonstrated by its students’ outstanding academic performance.

For more information, please visit http:// ir.sijiedu.com.

About Non-GAAP Financial Measures

In evaluating our business, the Company considers and use certain non-GAAP measures, including primarily adjusted operating income, adjusted net income, adjusted margin and adjusted basic and diluted net income per ADS attributable to ordinary shareholders, as supplemental measures to review and assess our operating performance. To present each of these non-GAAP measures, the Company excludes (i) share-based compensation expenses, and (ii) fair value change of warrants. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses and fair value change of warrants that may not be indicative of our operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to our historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in our financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of warrants that have been and will continue to be for the foreseeable future a significant recurring expense in the Company's business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6090 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on November 30, 2017.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For investor and media inquiries, please contact:

In China:
Four Seasons Education (Cayman) Inc.
Ellen Wang
Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data and per share data)

	As of
	February 28	November 30	November 30
	2017	2017	2017
	RMB	RMB	USD

Current assets:
Cash and cash equivalents	230,968	925,425	140,025
Accounts receivable	223	1,458	221
Amounts due from related parties	45,145	6,500	984
Other receivables, deposits and other assets	6,282	8,423	1,274
Total current assets	282,618	941,806	142,504

Property and equipment, net	7,395	21,046	3,184
Goodwill	557	557	84
Deferred tax assets	1,018	3,333	504
Rental deposits—non-current	4,538	8,222	1,244
Total non-current assets	13,508	33,158	5,016
TOTAL ASSETS	296,126	974,964	147,520

Current liabilities
Amounts due to related parties	420	312	47
Accrued expenses and other current liabilities	32,250	49,711	7,522
Income tax payable	7,170	17,652	2,671
Deferred revenue	84,843	132,478	20,045
Total current liabilities	124,683	200,153	30,285
TOTAL LIABILITIES	124,683	200,153	30,285

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value; 3,000,000 and nil shares authorized, issued and outstanding as of February 28, 2017 and November 30, 2017, respectively)	22,174	-	-
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; 2,222,222 and nil shares authorized, issued and outstanding as of February 28, 2017 and November 30, 2017, respectively)	141,633	-	-

Total mezzanine equity	163,807	-	-

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 14,000,000 and 23,822,222 shares issued and outstanding as of February 28, 2017 and November 30, 2017)	9	15	2
Additional paid-in capital	8,305	740,048	111,976
Accumulated (profit)/deficit	(12,922)	27,351	4,138
Accumulated other comprehensive income	6,462	548	83
Shareholders’ equity	1,854	767,962	116,199
Non-controlling interests	5,782	6,849	1,036
Total equity	7,636	774,811	117,235

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	296,126	974,964	147,520

FOUR SEASONS EDUCATION (CAYMAN) INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD

Revenue	59,904	87,240	13,200	155,219	233,370	35,311
Cost of revenue	(23,420)	(30,156)	(4,563)	(64,555)	(79,948)	(12,097)

Gross profit	36,484	57,084	8,637	90,664	153,422	23,214

General and administrative expenses	(11,133)	(25,631)	(3,878)	(26,864)	(68,686)	(10,393)
Sales and marketing expenses	(5,677)	(9,840)	(1,489)	(6,725)	(24,913)	(3,770)

Operating income	19,674	21,613	3,270	57,075	59,823	9,051

Subsidy income	72	23	3	76	2,384	361
Interest income, net	1,155	1,398	212	2,364	3,417	517
Other expenses, net	(376)	(35)	(5)	(752)	(711)	(108)
Fair value change of warrants	-	-	-	(28,473)	-	-

Income before income taxes and loss from equity in affiliates	20,525	22,999	3,480	30,290	64,913	9,821

Income tax expense	(10,910)	(12,340)	(1,867)	(16,099)	(25,753)	(3,897)
Loss from equity in affiliates, net of taxes	-	-	-	(116)	-	-

Net income	9,615	10,659	1,613	14,075	39,160	5,924
Net income (loss) attributable to non-controlling interest	7	(361)	(55)	(9)	(1,113)	(168)
Net income attributable to Four Seasons Education (Cayman) Inc.	9,608	11,020	1,668	14,084	40,273	6,092

Net income per ordinary share:
—Basic	0.50	0.54	0.08	0.79	2.06	0.31
—Diluted	0.48	0.51	0.08	0.77	1.94	0.29

Weighted average shares used in calculating net income per ordinary share:
—Basic	14,000,000	16,374,603	16,374,603	14,000,000	14,785,778	14,785,778
—Diluted	14,512,505	17,293,615	17,293,615	14,279,476	15,651,768	15,651,768

FOUR SEASONS EDUCATION (CAYMAN) INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD

Net income	9,615	10,659	1,613	14,075	39,160	5,924
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(3,126)	2,079	315	(6,660)	5,915	895
Comprehensive income	6,489	12,738	1,928	7,415	45,075	6,819
Less: Comprehensive income (loss) attributable to non-controlling interest	7	(361)	(55)	(9)	(1,113)	(168)
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	6,482	13,099	1,983	7,424	46,188	6,987

FOUR SEASONS EDUCATION (CAYMAN) INC. RECONCILIATION OF GAAP AND NON-GAAP RESULTS (in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD

Net income	9,615	10,659	1,613	14,075	39,160	5,924
Add: share-based compensation expenses	1,085	6,311	955	2,279	17,160	2,596
Add: fair value change of warrants	-	-	-	28,473	-	-
Adjusted net income	10,700	16,970	2,568	44,827	56,320	8,520

Net margin	16.1%	12.2%	12.2%	9.1%	16.8%	16.8%
Add: share-based compensation expenses	1.8%	7.3%	7.3%	1.5%	7.3%	7.3%
Add: fair value change of warrants	-	-	-	18.3%	-	-
Adjusted net margin	17.9%	19.5%	19.5%	28.9%	24.1%	24.1%

Net operating income	19,674	21,613	3,270	57,075	59,823	9,051
Add: share-based compensation expenses	1,085	6,311	955	2,279	17,160	2,596
Adjusted operating income	20,759	27,924	4,225	59,354	76,983	11,647

Basic net income per ADS attributable to ordinary shareholders	0.25	0.27	0.04	0.39	1.03	0.16
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.04	0.19	0.03	0.08	0.58	0.05
Add: fair value change of warrants per ADS attributable to ordinary shareholders	-	-	-	1.02	-	-
Adjusted basic net income per ADS attributable to ordinary shareholders	0.29	0.46	0.07	1.49	1.61	0.24
Diluted net income per ADS attributable to ordinary shareholders	0.24	0.26	0.04	0.39	0.97	0.15
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.04	0.18	0.03	0.08	0.55	0.08
Add: fair value change of warrants per ADS attributable to ordinary shareholders	-	-	-	0.09	-	-
Adjusted diluted net income per ADS attributable to ordinary shareholders	0.28	0.44	0.07	1.46	1.52	0.23
Weighted average ADSs used in calculating earnings per ADS:
Basic	28,000,000	32,749,206	32,749,206	28,000,000	29,571,556	29,571,556
Diluted	29,025,010	34,587,230	34,587,230	28,558,952	31,303,536	31,303,536